Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Whereas the shareholding basis currently comprises a large number of shareholders that own interests lower than the standard lot of 100 shares, which majority is inactive, incurring high operating and administrative costs to the Company, in addition to compromise the efficiency of the system for registering, controlling and disclosing information,  the Board of Directors of Itaú Unibanco Holding S.A. (“Company”) resolved to submit for the appreciation and approval of the Company’s shareholders a proposal for the reverse split of common and preferred shares issued by the Company at the proportion of 100 (one hundred) shares to 1 (one) share, pursuant to the terms of Article 12 of Law No. 6,404/76 and the CVM Instructions Nos. 323/2000 and 358/2002.

The operation proposed herein has the objective of adjusting the shareholding basis, aiming at reducing operating and administrative costs, as well as increasing the efficiency of the systems for registering book-entry shares, controlling shareholding positions and disclosing information to the market, thus improving the service to the shareholders of the Company by mitigating events of information and communication errors.

However, as a result of the suggested reverse split, the quoted unit price of the Company’s shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, affecting the liquidity of the shares traded. In this sense, in view of the need of maintaining the quotation for the Company’s shares at a level attractive for trading, and in order to ensure a higher liquidity of such shares, the shareholders shall also resolve on the proposal for the split of each share issued by the Company in the proportion of 1 (one) share to 100 (one hundred) shares.

Description of the Proposed Operation:

I. First Step:

In order to simplify the operation, and allow that the total number of shares issued by the Company, as well as the number of shares of each type, is a multiple of 100, the shareholders shall preliminarily resolve on the cancellation of 75 common shares and 44 preferred shares issued by the Company held in treasury, without any reduction in the capital stock. Should such measure be approved, Article 3 of Bylaws shall be amended to reflect the new composition of capital.

II. Reverse Split of Shares:

The proposed operation intends to carry out the reverse split of 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty six thousand and one hundred) book-entry shares with no par value, comprising the Capital Stock of the Company (“Shares”), in the proportion of 100 (one hundred) Shares to 1 (one) Share of the same type, as indicated below:

	Beginning Number	Ending Number – After Reverse Split
Total Shares	4,570,936,100	45,709,361
Common Shares	2,289,286,400	22,892,864
Preferred Shares	2,281,649,700	22,816,497

The reverse split consists of an effective mechanism for adjusting the shareholding basis, enabling the reduction of operating and administrative costs spent with inactive investors. On the other hand, for other shareholders this mitigation corresponds to an improvement in the service provided by the Company, to the extent that it ensures that the increase in the efficiency of systems for registering book-entry shares, controlling shareholding positions, and disclosing information to the market, thus reducing events of information and communication errors.

III. Split of Shares:

Subsequently and concurrently to the reverse split, the shareholders shall resolve on the reverse split of 45,709,361 (forty five million, seven hundred and nine thousand, three hundred and sixty one) book-entry shares, with no par value, resulting from the reverse split mentioned above, in the proportion of 1 (one) Share to 100 (one hundred) Shares of the same type, as indicated below:

	Beginning Number	Ending Number – After Reverse Split
Total Shares	45,709,361	4,570,936,100
Common Shares	22,892,864	2,289,286,400
Preferred Shares	22,816,497	2,281,649,700

The reverse split has the objective of providing for maintaining the liquidity of Shares traded in the market. In fact, as a result of the suggested reverse split, the quoted unit price of the Company’s Shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, the liquidity of the Shares traded. Therefore, the reverse split operation guarantees the maintenance of the quotation for the Company’s Shares at an attractive level, thus providing higher liquidity for trading such Shares in the market.

IV. Applicable Procedures

A.	Term for Adjusting the Shareholding Position

Upon the approval at the Shareholders’ Meeting of the Company, the operations intended for cancellation of treasury shares, reverse split and concurrent split will be submitted to the appreciation of the Central Bank of Brazil for approval.  Subsequent to the approval, the Company will publish an “Announcement to the Market”, through which it will provide more details on the carry out of the reverse split and concurrent split of Shares, in addition to establish a minimum term of 60 (sixty) days, counted from the publication of said document, so that the holders of the Company’s common or preferred shares at a number other than a multiple of 100 (one hundred) may, at their free and sole discretion, adjust their shareholding positions in lots that are multiples of 100 (one hundred), in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A., upon trading at BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities & Futures Exchange)  (“BM&FBOVESPA”) intermediated by the broker of their choice. The composition of balances that are multiples of 100 (one hundred) shall be obtained in each environment where these shares are registered in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A.

B.  Fractions of Shares

When the period of 60 (sixty) days for adjustment of shareholding positions has elapsed, possible fractions of Shares arising from the reverse split will be separated, grouped in integer numbers and sold in an auction to be held at BM&FBOVESPA. The amounts resulting from this sale will be made available to the holders of corresponding share fractions, after the financial settlement of the sale, subject to the following terms:

•	credit into an account for investors whose records and registration are updated with data about current account and Financial Institution;
•	payment to BM&FBOVESPA for investors who, having traded shares in a stock exchange and through their Custody Agents, have their registrations updated; and
•
the amounts will be made available in branches for investors who, although they do not have current account record in the Financial Institution, keep their respective registrations in regular status and updated, so as to enable their communication and identification at the time the amounts are withdrawn. It should be emphasized that, upon request, the amounts will be paid adjusted at the SELIC rate or any rate that may replace it.

Regarding the shareholders not identified or found, the amounts to which they are entitled will be maintained at their disposal at the Company, and upon request, they will be paid adjusted at the SELIC rate or any rate that may replace it.  It should be emphasized that shareholders’ registration may be updated in the following Itaú Unibanco specialized branches:

Belo Horizonte - MG
Av. João Pinheiro, 195 - Térreo

Brasília - DF
SCS Quadra 3 - Edifício Dona Angela - Sobreloja

Curitiba - PR
Rua João Negrão, 65 - Sobreloja

Porto Alegre - RS
Rua Sete de Setembro, 746 - Térreo

Rio de Janeiro - RJ
Rua Sete de Setembro, 99 - Subsolo

Salvador - BA
Av. Estados Unidos, 50 - 2º andar - Edifício Sesquicentenário

São Paulo - SP
Rua Boa Vista, 176 - Subsolo

Further details about the auction of Share fractions, as well as the date it will be held and the date on which the proceeds arising therefrom will be available to the shareholders will be informed on a timely basis, after the period for adjustment of shareholding positions has elapsed, through an “Announcement to the Market.”

V. Supplementary Information

A. Maintenance of Share conditions

Upon the completion of the reverse split and concurrent split, the Shares of the Company’s capital stock will be exclusively traded at the proportion achieved by the reverse split and concurrent split of the Company’s Shares, maintaining the same rights currently in effect, including regarding the payment of dividends and possible capital remuneration. Therefore, at the extent the reverse split and split are processed in the same proportion, the operation hereof, if approved at the Shareholders’ Meeting and the proper Regulatory Authorities, shall not result in a change in the value of monthly dividends distributed or in the number of shares comprising the Capital Stock, thus maintaining the wording of Article 3 of Bylaws of Itaú Unibanco Holding S.A. (already considering the cancellation of shares mentioned in item I above).

B. ADRs and CEDEARs

The reverse split and split of shares are carried out considering the total number of shares held by the depositary banks (The Bank of New York Mellon and Banco Itaú Argentina S.A.) of shares issued as ADRs and CEDEARs, respectively, therefore not impacting the end holders of ADRs and CEDEARs.

C. Empowerment of the Company’s Executive Board

Finally, the shareholders shall also resolve on the empowerment of the Company’s Executive Board, so that it is able to perform all acts required for completing the above-mentioned concurrent operations for reverse split and subsequent split of Shares.

São Paulo, March 31, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer